SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 3)*

Alliance Capital Management Holding L.P.
(Name of Issuer)

Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests
(Title of Class of Securities)

     01855A101
(CUSIP Number)

Gerald M. Lieberman
SCB Partners Inc.
50 Main Street, Suite 1000
White Plains, New York 10606
(914) 682-6802

With copies to:
Donald C. Walkovik, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [_]

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP NO. 01855A101	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,320,000*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 16,320,000*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,320,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%**
14	TYPE OF REPORTING PERSON HC, CO
CUSIP NO. 01855A101	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,320,000*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 16,320,000*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,320,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%**
14	TYPE OF REPORTING PERSON CO

_________________
* SCB Partners Inc. (“Partners”), a wholly-owned subsidiary of SCB Inc. (“SCB”), directly and beneficially owns 16,320,000 units of limited partnership interest of Alliance Capital Management L.P. (“Alliance Units”) which are exchangeable into units representing assignments of beneficial ownership of limited partnership interests in Alliance Capital Management Holding L.P. (“Holding Units”), subject to certain conditions. Prior to such exchange, Partners, as a holder of Alliance Units, is not entitled to any rights in respect of the Holding Units into which the Alliance Units are exchangeable. Such exchange is only permissible upon the satisfaction of a number of conditions referred to in Item 6 of the Schedule 13D (as defined herein), the status of which, at this time, is not certain; accordingly, Partners and SCB disclaim any beneficial ownership of the Holding Units. If the exchange for Holding Units were completed, Partners, a wholly-owned subsidiary of SCB, would have the sole right to vote or to dispose of the Holding Units it received in such exchange.

** Partners, a wholly-owned subsidiary of SCB, directly and beneficially owns 16,320,000 Alliance Units which are exchangeable into Holding Units, subject to certain conditions. The number of Holding Units subject to exchange may be adjusted as described in Item 6 of the Schedule 13D. Because the exchange ratio of Alliance Units for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding Alliance Units also are entitled to exchange their Alliance Units into Holding Units. Were these other holders to exchange their Alliance Units at or prior to the time that Partners exchanged its Alliance Units, the percentage of Holding Units to be held by Partners would be reduced.

CUSIP No. 01855A101	13D	Page 4 of 6

        SCB Inc., a Delaware corporation (“SCB”), and SCB Partners Inc., a New York corporation and wholly-owned subsidiary of SCB (“Partners” and, together with SCB, the “Reporting Persons”), hereby amend their Statement on Schedule 13D filed with respect to the units representing assignments of beneficial ownership of limited partnership interests (the “Holding Units”) in Alliance Capital Management Holding L.P., a Delaware limited partnership (the “Issuer”). This Amendment No. 3 to Schedule 13D of the Reporting Persons amends the Statement on Schedule 13D of the Reporting Persons filed on October 12, 2000 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”) filed on November 25, 2002 and Amendment No. 2 to the Initial Schedule 13D, as amended by Amendment No. 1, filed on March 9, 2004 (“Amendment No. 2”) (the Initial Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), only with respect to those items listed below. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

Item 5.   Interest In Securities Of The Issuer.

        Item 5 is hereby amended by deleting paragraphs a, b and c and replacing them in their entirety with the following:

        (a) and (b).

        At the close of business on December 21, 2004, Partners owned directly 16,320,000 units of limited partnership interest (“Alliance Units”) of Alliance (as defined in the Schedule 13D) which are exchangeable into Holding Units, subject to certain conditions as further described in Item 6 of the Schedule 13D. Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, there were 80,045,756 Holding Units outstanding (assuming that Partners exchanged its 16,320,000 Alliance Units for Holding Units, there would be 96,345,756 outstanding Holding Units as of December 21, 2004). Accordingly, Partners may be deemed to beneficially own 6.4% of the total number of the outstanding Alliance Units and would be deemed to beneficially own 16.9% of the outstanding Holding Units were Partners to exchange its 16,320,000 Alliance Units for Holding Units. However, because the exchange ratio of Acquired Units for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding Alliance Units are also entitled to exchange their Alliance Units into Holding Units. Were these other holders to exchange their Alliance Units at or prior to the time that Partners exchanged its Alliance Units, the percentage of Holding Units held by Partners would be reduced.

        Partners, a wholly-owned subsidiary of SCB, has the sole power to vote, or direct the vote, and the sole power to dispose of, or to direct the disposition of, the Alliance Units it holds. SCB does not directly beneficially own any Alliance Units. Both Partners and SCB disclaim any beneficial ownership of Holding Units into which the 16,320,000 Alliance Units held by Partners are exchangeable because such exchange is only permissible upon the satisfaction of a number of conditions referred to in Item 6 of the Schedule 13D, the status of which, at this time, is not certain. If the exchange for Holding Units were completed, Partners would have the sole right to vote or to dispose of the Holding Units it received in such exchange, and SCB would not directly beneficially own any Holding Units.

        Except as set forth herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, owns any Alliance Units or any Holding Units, other than (a) Michael L. Goldstein, who may be deemed to directly beneficially own 21,765 Holding Units, (b) Marc O. Mayer, who holds 146,790 Holding Units pursuant to the SCB Deferred Compensation Plan, 97,910 of which he may be deemed to beneficially own, and 7,795 Holding Units which he may be deemed to directly beneficially own, (c) Thomas S. Hexner, who may be deemed to directly beneficially own 17,781 Holding Units, and (d) Gerald M. Lieberman, who may be deemed to directly beneficially own 77,309 Holding Units (which includes options for 40,000 Holding Units). Mr.

CUSIP No. 01855A101	13D	Page 5 of 6

Goldstein has sole voting and dispositive power with respect to 21,765 Holding Units. Mr. Mayer has sole voting power with respect to 105,705 Holding Units and sole dispositive power with respect to 99,961 Holding Units. Mr. Hexner has sole voting power with respect to 17,781 Holding Units and sole dispositive power with respect to 4,445 Holding Units. Mr. Lieberman has sole voting power with respect to 77,055 Holding Units and sole dispositive power with respect to 50,034 Holding Units.

        (c).

        On December 7, 2004, SCB and Partners delivered a notice to AXA Financial, Inc. (“AXA Financial”) and Alliance exercising Partners’ right to sell 8,160,000 Alliance Units (the “Exercised Units”) to AXA Financial (or its designee) pursuant to the purchase agreement, dated as of June 20, 2000 (the “Purchase Agreement”), among AXA Financial, Alliance and SCB, the terms of which are further described in Item 6 of the Schedule 13D. On December 16, 2004, AXA Financial notified Partners that the settlement date for the purchase of the Exercised Units would be December 21, 2004 and that 5,614,192 of the Exercised Units would be purchased by AXA Financial and 2,545,808 of the Exercised Units would be purchased by AXA Equitable Life Insurance Company (f/k/a The Equitable Life Assurance Society of the United States) (“Equitable”). On December 21, 2004, the sale of the Exercised Units to AXA Financial and Equitable pursuant to the Purchase Agreement was consummated. The purchase price of each Exercised Unit sold to AXA Financial and Equitable was $40.077, which was determined by averaging the closing prices of a Holding Unit as quoted on the NYSE Composite Transactions Tape for the ten trading days ending on the fifth trading day following December 7, 2004.

        Except as set forth herein, during the last 60 days, no transactions in the Units were effected by SCB, Partners, or to the best knowledge of each of SCB and Partners, by any of the persons listed in Appendix A hereto, other than Marc O. Mayer who, on November 3, 2004, sold 3,500 shares at a price of $38.4542 per Holding Unit on the New York Stock Exchange in a brokerage transaction and, on December 1, 2004, disposed of one Holding Unit to the Issuer at a price of $40 per Holding Unit in a transaction exempt under Section 16 of the Act in payment of a tax liability.

APPENDIX A

        Appendix A is hereby amended by deleting the text under the heading “Principal Occupation/Employment” relating to Jean Margo Reid and replacing it in its entirety with “N/A”.

CUSIP No. 01855A101	13D	Page 6 of 6

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in the statement is true, complete and correct.

DATED: December 23, 2004

SCB INC.
By:	/s/ Gerald M. Lieberman

	Name: Title:	Gerald M. Lieberman Senior Vice President

SCB PARTNERS INC.
By:	/s/ Gerald M. Lieberman

	Name: Title:	Gerald M. Lieberman Senior Vice President